SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of August 2004

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Inc. 2004 Second Quarter Report

President’s Letter

Marsulex reported EBITDA (earnings before interest, tax, depreciation and amortization) of $7.4 million for the second quarter of 2004 and $13.2 million for the year to date.  The comparison of these results with the same periods last year is masked by the effects of foreign exchange translation gains recorded last year.  For example, last year’s six month results included a gain on the translation of balance sheet items of $2.4 million, whereas the same period this year recorded a loss of $300,000.  When those effects are excluded, our results for the first half of this year are comparable with last year.

The most notable change from last year, after the foreign exchange effect, was the decline in contribution from the Refinery Services Group.  Last year was an exceptional one for Refinery Services, due largely to very favourable international sulphur pricing, which this year has returned to more historical levels.  As noted elsewhere in this report, customer operating problems in the first quarter, and to some extent in the second quarter, adversely affected the Group.

Operations

Refinery Services Group reported EBITDA of $6.1 million for the second quarter compared with $6.8 million for the same period in 2003.  The decline reflected the expected return to historical market conditions for the Group’s sulphur prilling operations from the unusually high prices in international sulphur markets that prevailed last year.  The operational interruptions at two customers’ alkylation units that affected volumes and utilization at the Group’s Toledo acid regeneration facility in March and continued into April when the alkylation units were brought back to full production also impacted the Group’s results.

The Western Markets Group results for the second quarter were level with last year.  For the year to date, EBITDA is $1 million ahead of last year, reflecting the contribution of the Prince George sulphur products assets acquired last October.

The Power Generation Group continues to benefit from its growing focus on international licensing of air quality control technology, and for the year to date the Group’s results are almost $1 million ahead of the first half last year.

Corporate costs, after adjusting for foreign exchange effects, increased only $300,000.  For the year to date, corporate costs are $300,000 lower than last year.  The variances to prior periods reflect timing of costs. Overall, corporate support costs this year are in line with our expectations.

Outlook

We remain confident that Western Markets will deliver improved earnings over last year, reflecting the Prince George acquisition, and that Power Generation will achieve breakeven.  We expect Refinery Services to perform well in the second half; however, the Group may not be able to make up for the impact of the acid regeneration volumes lost in the first half.  For those reasons, we now believe that EBITDA for the year will be comparable with what we reported last year.

David M. Gee

President & Chief Executive Officer

Management’s Discussion and Analysis

The following provides additional analysis of Marsulex’s operations and financial position.  It is supplementary information and should be read in conjunction with the interim consolidated financial statements and accompanying notes.

REVIEW OF SECOND QUARTER 2004

  Net earnings were lower than the same period in 2003, largely reflecting the lower EBITDA in the Refinery Services Group, and the 2003 foreign exchange gain on monetary items.

  Refinery Services’ sulphur prilling operations posted results that were a return to historical levels after exceptionally strong performances last year that reflected unusually high prices in international sulphur markets.  Operational interruptions at two customers’ alkylation units in March that affected spent acid regeneration volumes into April when the customers’ units were brought back online also impacted the Group’s results.

  Western Markets Group results were comparable to last year for the quarter as the positive impact of the Prince George acquisition was offset by lower sales of water treatment chemicals due to weather conditions in Western Canada.

  Power Generation continued to benefit from international licensing and projects in China.

RESULTS OF OPERATIONS

Selected Quarterly Financial Information

(in thousand of dollars except per share amounts)

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter
	2004	2003[1]	2004	2003[1]	2003	2002[1]	2003[1]	2002[1]

Revenue	35,244	37,166	32,347	31,959	31,973	33,043	33,884	34,036
EBITDA	7,370	9,417	5,826	6,721	6,814	7,019	7,878	8,769
Interest Expense	2,722	2,208	2,695	2,166	2,634	2,391	2,748	2,367
Net earnings (loss)	1,191	4,099	32	783	(632)	(9,433)	2,608	1,150

Net earnings (loss) per share
Basic	$0.04	$0.13	$0.00	$0.02	$(0.02)	$(0.30)	$0.08	$0.04
Diluted	$0.04	$0.13	$0.00	$0.02	$(0.02)	$(0.30)	$0.08	$0.04

1.

Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy as previously reported.

Revenue and Gross Profit

Consolidated revenue was $35.2 million for the second quarter of 2004, compared to $37.2 million for the same period in 2003, a decrease of $2.0 million or 5.4%.  Consolidated revenue for the six months ended June 30, 2004 was $67.6 million compared with $69.1 million for the same period in 2003, a decrease of $1.5 million or 2.2%.  These decreases reflect the below seasonal water treatment chemical volumes in Western Markets and the timing of revenues earned in Power Generation.

Gross profit for the second quarter of 2004 was $12.2 million, down $0.7 million from $12.9 million for the same period in 2003 and as a percentage of revenue, gross profit was 34.7% comparable to the same period in 2003.  For the six months ended June 30, 2004, gross profit was $22.6 million, down $1.3 million or 5.4% when compared to the $23.9 million for the same period in 2003.  As a percent of revenue, gross profit for the six months ended June 30, 2004 was 33.4%, down from 34.6% for the same period in 2003.  This reflects the positive impact of the Prince George acquisition being more than offset by the anticipated reduction in international prices for prilled sulphur and lost acid regeneration volumes caused by customer issues earlier in the year.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Refinery Services’ revenue for the second quarter of 2004 was $19.6 million, up $0.2 million or 1.0% from the same period in 2003.  For the six months ended June 30, 2004, revenue was $36.8 million, down $0.1 million from the same period of 2003.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for Western Markets in the second quarter of 2004 was $13.8 million, down $0.5 million when compared to $14.3 million for the same period in 2003.  For the first six months ended June 30, 2004, revenue for the Western Markets was $27.1 million compared with $27.6 for the same period of 2003 reflecting the below seasonal volumes of water treatment chemicals due to unseasonably cool and dry weather conditions during the second quarter of 2004.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil-fuel based power generation industry.

In the second quarter of 2004, revenue for Power Generation was $1.9 million compared to $3.4 million for the same period in 2003, a decrease of $1.5 million.  For the six months ended June 30, 2004, revenue was $3.6 million compared to $4.6 million for the same period in 2003.  This reflects lower revenues earned from the Shaijiao project, offset by revenue for the Gaojing project and the timing of revenues earned from licensing activity.

Selling, General, Administrative and Other Costs (SGA)

In the second quarter of 2004, SGA costs were $4.5 million comparable to $4.4 million for the same period in 2003.  For the first six months of 2004, SGA costs were $9.1 million, down $1.0 million when compared to $10.1 million for the same period in 2003.

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. The following details the Company’s reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 6 of the consolidated financial statements.

The consolidated statements of operations:

	Three months ended June 30,		Six months ended June 30,
(in thousand of dollars)	2004	2003 [1]	2004	2003 [1]

EBITDA	7,370	9,417	13,196	16,138
Loss on disposal of property, plant and equipment	28	--	57	--
Depreciation	4,144	3,804	8,268	7,968
Amortization of deferred charges and intangible assets	180	180	367	368
Interest expense	2,722	2,208	5,417	4,374
Interest capitalized	(1,088)	(905)	(2,159)	(1,569)
Interest income	(160)	(104)	(338)	(167)
Earnings from operations before income taxes	1,544	4,234	1,584	5,164

(1)

1.

Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy as previously reported.

EBITDA for the second quarter of 2004 was $7.4 million compared to $9.4 million for the same period in 2003, a decrease of 21.3% or $2.0 million, and EBITDA as a percent of revenue decreased from 25.3% in the second quarter of 2003 to 20.9% in 2004.  For the six months ended June 30, 2004, EBITDA was $13.2 million compared to $16.1 million for the same period in 2003.  As a percentage of revenue, EBITDA was 19.5% for the first six months in 2004 and 23.3% for the same period in 2003. Overall, the positive contribution from the Prince George acquisition and the improvement in the Power Group EBITDA were more than offset by the lower Refinery Services EBITDA and the 2003 foreign exchange gain on net monetary liabilities.

Refinery Services’ EBITDA for the second quarter of 2004 was $6.1 million compared to $6.8 million for the same period in 2003, a 10.3% decline.  For the six months ended June 30, 2004, EBITDA for Refinery Services was $10.1 million compared to $12.8 million for the same period in 2003, largely the result of the expected reduction in the international price for prilled sulphur and a shortfall in acid regeneration volumes caused by unexpected customer outages which occurred in the first quarter and continued into the early part of the second quarter.

EBITDA for the Western Markets Group of $4.2 million in the second quarter of 2004 was comparable to the EBITDA for the same period in 2003 as the positive impact of the Prince George acquisition was offset by the effect of the unseasonably cool and dry conditions in the West on sales of water treatment chemicals.  For the six months ended June 30, 2004, EBITDA for Western Markets was $9.0 million compared to $7.9 million for the same period in 2003 and is largely the result of the positive contribution from the Prince George acquisition which was completed in the third quarter of 2003.

EBITDA for the Power Generation Group in the second quarter of 2004 was a loss of $0.2 million, an improvement over the loss for the same period in 2003, reflecting the fees earned for the supply of technology, engineering and selected equipment to the Group’s projects as well as licensing activities.  For the six months ended June 30, 2004, the Power Generation Group generated a loss of $0.5 million compared to a loss of $1.4 million, largely the result of the project and licensing activity and cost cutting measures.

Corporate Support costs before the impact of foreign exchange were $0.3 million higher than the second quarter in 2003 and for the six months ended June 30, 2004, Corporate Support costs were $5.2 million or $0.3 million lower than the same period in 2003, reflecting the timing of corporate costs.

	Three months ended June 30,		Six months ended June 30,
(in thousand of dollars)	2004	2003	2004	2003

Corporate costs	2,461	2,119	5,192	5,509
Foreign exchange gains(losses) on monetary items	345	(944)	268	(2,348)
Corporate support costs	2,806	1,175	5,460	3,161

Depreciation

Depreciation expense in the second quarter of 2004 was $4.1 million, compared to $3.8 million for the same period in 2003.   For the first six months in 2004, depreciation was $8.3 million, up $0.3 million over the same period in 2003.  This increase is primarily attributable to the depreciation expense relating to the newly acquired Prince George assets, offset by the lower depreciation expense for the US dollar denominated assets.

Interest Expense, net of interest income

	Three months ended June 30,		Six months ended June 30,
(in thousand of dollars)	2004	2003	2004	2003

Interest expense	2,722	2,208	5,417	4,374
Interest capitalized	(1,088)	(905)	(2,159)	(1,569)
Interest income	(160)	(104)	(338)	(167)
Net interest expense	1,474	1,199	2,920	2,638

Interest expense was $2.7 million in the second quarter of 2004, $0.5 million higher when compared to interest expense for the same period of 2003.  For the first six months in 2004, interest expense was $5.4 million compared to $4.4 million for same period in 2003.  The increase is primarily the result of the Syncrude project financing with First Treasury.  The increase in interest income is due to the interest earned on the increased cash balances.

Income Taxes

Total income tax expense for the second quarter of 2004 was $0.4 million compared to $0.1 million for the same period in 2003.  For the first six months in 2004, income tax expense was $0.4 million on earnings before income taxes of $1.6 million.  The overall effective rate is 22.8% on earnings before income taxes and when compared to the statutory rate of 36.1%, the effective rate reflects the utilization of tax losses not previously recognized.

Cash taxes are expected to remain below $1.0 million for the year.

Net Earnings

Net earnings for the second quarter of 2004 were $1.2 million, $2.9 million less than the same period in 2003.  Net earnings for the six months ended June 30, 2004 were $1.2 million compared to net earnings of $4.9 million for the same period in 2003.   This reflects the previously discussed decline in operating earnings, increase in depreciation expense, and higher interest costs.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $274.9 million at June 30, 2004 compared to $270.5 million at December 31, 2003.

The net book value of property, plant, and equipment at June 30, 2004 decreased to $154.6 million from the December 31, 2003 balance of $156.7 million.  The decline is the result of capital additions of $5.1 million during the first six months in 2004 and the foreign exchange impact of a weaker Canadian dollar on the translation of U.S. denominated property, plant and equipment, the impact of which is included in the foreign currency translation adjustment, being more than offset by depreciation expense of $8.3 million.

Accounts receivable increased by $5.0 million to $24.6 million from the December 31, 2003 balance of $19.6 million reflecting the normally higher mid year revenues.  Current liabilities decreased $1.8 million from the December 31, 2003 balance of $26.3 million due to timing in payables including payment of income taxes installments.

Goodwill and intangible assets increased to $53.0 million from the December 31, 2003 balance of $52.0 million.  The change in goodwill is due to the impact of the slightly weaker Canadian dollar on US denominated goodwill, while intangible assets decreased as result of amortization.

Total debt at the end of the second quarter of $121.4 million remained unchanged except for the impact of the Canadian dollar on US denominated debt.

The increase in deferred revenues is attributable to the increase in licensing activity in the Power Generation Group while other liabilities remained virtually unchanged except for the foreign exchange translation impact of the slightly weaker Canadian dollar.

Share Capital Outstanding

	June 30, 2004	December 31, 2004

Number of common shares	31,696,398	31,696,398
Number of options	2,051,765	2,051,765

On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares as at June 12, 2003. The NCIB commenced on June 19, 2003 and terminated on June 18, 2004.   During the period, the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

Financial Condition & Liquidity

	June 30, 2004	December 31, 2004

Cash including cash held in trust (in millions of dollars)	$ 36.0	$ 34.0
Debt (in millions of dollars)	$ 121.4	$ 119.2
Net debt [1] (in millions of dollars)	$ 85.4	$ 85.2

Debt to Equity	1.2x	1.2x
Net debt to EBITDA [2]	3.1x	2.8x
Net debt to Equity	0.9x	0.9x
Interest coverage (EBITDA [2] to interest expense 2)	2.6x	3.2x

1.

Net debt is defined as total debt less cash including cash held in trust.

2.

Calculated for the trailing four quarters.

Cash and cash equivalents at the end of the second quarter of 2004 were $21.2 million with excess cash invested in short-term, interest-bearing deposits.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

Although some of the Company’s financial indicators have improved, the impact of the Syncrude project and related financing will cause these indicators to change until the project begins to generate earnings.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust, was $5.6 million at June 30, 2004 compared to a negative $0.8 million at December 31, 2003 and is the result of the increase in accounts receivable, timing of payables and other business accruals.   The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents and cash held in trust, from 0.97:1 in 2003 to 1.23:1 at the end of the second quarter in 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

Cash flow from operations is defined as net earnings plus non-cash items deducted in calculating net earnings including depreciation, amortization, unrealized foreign exchange gain or losses relating to cash balances, and deferred taxes, prior to changes in working capital. Management believes this is a measure of the cash generated by its operations including the cost of its financial structure and charges for income taxes but before fluctuations in its investment in working capital. It is not a recognized measure under Canadian GAAP and should not be considered as an alternative to cash provided by continuing operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating cash flow from operations may differ from other companies and accordingly, the Company’s measure may not be comparable to measures used by other companies.

Cash generated from operations before changes in non-cash working capital was $5.6 million in the second quarter of 2004 compared to $8.0 million for the same period in 2003, a 30.0% decrease.  For the first six months ended June 30, 2004 cash generated from operations before changes in non-cash working capital was $9.9 million compared to $12.9 million for the same period in 2003, a decrease of 23.3%.  The decreases are largely the result of the lower earnings.

	Three months ended June 30,		Six months ended June 30,
(in thousand of dollars)	2004	2003	2004	2003

Cash provided by operations before changes in working capital	5,628	7,974	9,933	12,931
Changes in non-cash working capital	(4,026)	(7,316)	(3,913)	2,039
Cash provided by operations	1,602	658	6,020	14,970

Cash and cash equivalents at the end of June 30, 2004 were $21.2 million, up from $16.4 million at December 31, 2003 with the improvement in cash provided by the earnings from operations.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
(in thousand of dollars)	2004	2003	2004	2003

Expansion projects	736	10,589	1,819	21,596
Maintenance capital	2,251	1,269	3,308	1,935
Total capital expenditures	2,987	11,858	5,127	23,531

During the second quarter of 2004, capital expenditures were $3.0 million compared to $11.9 million for the same period in 2003. For the first six months ended June 30, 2004, capital expenditures were $5.1 million compared to $23.5 million.  These decreases are primarily due to lower expenditures relating to the Syncrude project.

OUTLOOK

Overall the Company expects results to be stronger in the second half of the year with  EBITDA for 2004 now expected to be comparable to last year.

Forward-looking Statements

The foregoing may contain forward-looking statements.  These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and Company’s ability to protect its intellectual property.  Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.  Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(in thousands of dollars)

	June 30, 2004 (unaudited)	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 21,235	$ 16,375
Cash held in trust	7,313	10,071
Accounts receivable	24,624	19,621
Due from Chemtrade Logistics	900	900
Inventories	3,032	2,760
Future tax asset	605	605
Prepaid expenses and other assets	918	1,597
	58,627	51,929

Long-term portion of cash held in trust	7,500	7,500
Property, plant and equipment, net of accumulated depreciation	154,558	156,679
Deferred charges and other assets, net of accumulated amortization	1,191	2,378
Goodwill and intangible assets, net of accumulated amortization	53,048	52,003
	$ 274,924	$ 270,489

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 10,526	$ 9,765
Accrued liabilities	13,221	14,978
Income taxes payable	664	1,385
Interest payable	122	122
	24,533	26,250

Long-term debt	121,451	119,196
Deferred revenues	2,785	796
Other liabilities	9,276	9,025
Future tax liability	18,542	18,395

Shareholders’ equity:
Capital stock (note 3)	57,973	57,973
Retained earnings	39,513	38,290
Foreign currency translation adjustment	851	564
	98,337	96,827
	$ 274,924	$ 270,489

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(in thousands of dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Revenue	$ 35,244	$ 37,166	$ 67,591	$ 69,125

Cost of sales and services	23,010	24,260	45,008	45,193
Gross profit	12,234	12,906	22,583	23,932

Selling, general, administrative and other costs	4,519	4,433	9,119	10,142
Foreign exchange (gains) losses on monetary items	345	(944)	268	(2,348)
Loss on disposal of property, plant and equipment	28	--	57	--
Depreciation	4,144	3,804	8,268	7,968
Amortization of deferred charges and intangible assets	180	180	367	368
Interest expense	2,722	2,208	5,417	4,374
Interest capitalized	(1,088)	(905)	(2,159)	(1,569)
Interest income	(160)	(104)	(338)	(167)
Earnings before income taxes	1,544	4,234	1,584	5,164

Income taxes (recovery):
Current	212	276	216	517
Future	141	(141)	145	(235)
	353	135	361	282
Net earnings	$ 1,191	$ 4,099	$ 1,223	$ 4,882

Earnings per share:
Basic	$ 0.04	$ 0.13	$ 0.04	$ 0.15
Diluted	$ 0.04	$ 0.13	$ 0.04	$ 0.15

Consolidated Statements of Retained Earnings (unaudited)
(in thousands of dollars)
	Three months ended June 30,		Six months ended June 30,
	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Retained earnings, beginning of year:	$ 38,322	$ 32,215	$ 38,290	$ 31,432

Net earnings	1,191	4,099	1,223	4,882
Retained earnings, end of period	$ 39,513	$ 36,314	$ 39,513	$ 36,314

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(in thousands of dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Cash provided by (used in):
Operating activities:
Net earnings	$ 1,191	$ 4,099	$ 1,223	$ 4,882
Items not affecting cash:
Depreciation	4,144	3,804	8,268	7,968
Loss on disposal of property, plant and equipment	28	--	57	--
Amortization of deferred charges and intangible assets	180	180	367	368
Future income taxes	141	(141)	145	(235)
Other non-cash items	(56)	32	(127)	(52)
	5,628	7,974	9,933	12,931

(Decrease) increase in non-cash operating working capital	(4,026)	(7,316)	(3,913)	2,039
Cash provided by operating activities	1,602	658	6,020	14,970

Financing activities:
Increase in long-term debt	--	40,000	--	40,000

Investing activities:
Additions to property, plant and equipment	(2,987)	(11,858)	(5,127)	(23,531)
Proceeds on disposal of fixed assets	(26)	--	(26)	--
Decrease (increase) in other assets	(7)	48	86	(10)
Note from Chemtrade Logistics	900	900	900	900
Increase in other liabilities	18	16	36	32
Decrease (increase) in cash held in trust	2,135	(26,281)	2,758	(26,281)
	33	(37,175)	(1,373)	(48,890)

Foreign exchange gain (loss) on cash held in foreign currency	149	(538)	213	(781)

Increase in cash and cash equivalents	1,784	2,945	4,860	5,299

Cash and cash equivalents – beginning of period	19,451	10,294	16,375	7,940

Cash and cash equivalents – end of period	$ 21,235	$ 13,239	$ 21,235	$ 13,239

MARSULEX INC.

Notes to Consolidated Financial Statements

1.

Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements which included the change in accounting policies described in note 2 below. These unaudited interim period consolidated financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2003 Annual Report.

2.

Changes in accounting policies:

Asset retirement obligations:

As described in note 2(c) to the consolidated financial statements for the year ended December 31, 2003, the Company adopted the new CICA accounting standard on asset retirement obligations and retroactively restated the results of previously reported financial periods.  The effect of this change was to decrease retained earnings at January 1, 2003 by $433,000.  The effect on earnings for the six months ended June 30, 2003, net of taxes is summarized below:

Effect on the consolidated statement of operations for the period ended:

(in thousands of dollars)	Three months ended June 30, 2003	Six months ended June 30, 2003

Accretion expense	$ 15	$ 31
Depreciation expense	13	27
Future tax recovery	(2)	(4)
Total impact to net earnings	$ 26	$ 54

3.

Capital stock:

On June 17, 2003, the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase up to 1,341,677 of its common shares issued and outstanding.  The NCIB commenced on June 19, 2003 and terminated on June 18, 2004.  During this period the Company did not acquire shares for cancellation.

4.

Stock-based compensation:

The Company also adopted, effective January 1, 2003, the new accounting standard in respect to stock-based compensation as described in note 1(m) to the consolidated financial statements for the year ended December 31, 2003.  This had no effect on retained earnings at January 1, 2003 or earnings for the three months and the six months ended June 30, 2003.

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(in thousand of dollars, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Net earnings as reported	$ 1,191	$ 4,099	$ 1,223	$ 4,882
Adjustment for cost of stock options	18	39	36	102
Pro forma net earnings	$ 1,173	$ 4,060	$ 1,187	$ 4,780

Pro forma basic earnings per share	$ 0.04	$ 0.13	$ 0.04	$ 0.15
Pro forma diluted earnings per share	$ 0.04	$ 0.13	$ 0.04	$ 0.15

MARSULEX INC.

Notes to Consolidated Financial Statements

4.

Stock-based compensation (continued):

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

5.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three Months Ended June 30				Six months ended June 30
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousand of dollars)	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	$ 103	$ 61	$ 5	$ 5	$ 206	$ 122	$ 10	$ 10
Interest cost on projected benefit obligations	106	82	19	8	212	164	37	16
Expected return on plan assets	(87)	(78)	--	--	(173)	(156)	--	--
Amortization of transition assets	(16)	(16)	8	8	(32)	(32)	16	16
Recognized net actuarial loss	15	10	9	3	31	20	19	6
Net periodic benefit cost	$ 121	$ 59	$ 41	$ 24	$ 244	$ 118	$ 82	$ 48

6.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are:  Refinery Services, Western Markets and Power Generation.  The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil-fuel based power generation industry.

MARSULEX INC.

Notes to Consolidated Financial Statements

6.

Business segments (continued):

Schedule of business segments (unaudited)

For the three months ended June 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	$ 19,630	$ 19,430	$ 13,754	$ 14,338	$ 1,860	$ 3,398	--	--	$ 35,244	$ 37,166
Earnings (loss) before the undernoted	$ 6,118	$ 6,823	$ 4,211	$ 4,175	$ (153)	$ (406)	$ (2,806)	$ (1,175)	$ 7,370	$ 9,417
Depreciation, including loss on disposal	3,292	3,175	569	333	232	247	51	49	4,144	3,804
Loss on disposal of fixed assets	--	--	--	--	--	--	28	--	28	--
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	180	180	180	180
Interest expense	--	--	--	--	--	--	2,722	2,208	2,722	2,208
Interest capitalized	--	--	--	--	--	--	(1,088)	(905)	(1,088)	(905)
Interest income	--	--	--	--	--	--	(160)	(104)	(160)	(104)
Earnings (loss) before income taxes	$ 2,826	$ 3,648	$ 3,642	$ 3,842	$ (385)	$ (653)	$ (4,539)	$ (2,603)	$ 1,544	$ 4,234
Total assets before goodwill and intangible assets(1)	$144,910	$141,268	$ 31,447	$ 32,812	$ 5,852	$ 5,410	$ 39,667	$ 38,996	$ 221,876	$ 218,486
Goodwill and intangible assets, net of accumulated amortization(1)	41,855	40,996	4,468	4,468	6,725	6,539	--	--	53,048	52,003
Total assets(1)	$ 186,765	$182,264	$ 35,915	$ 37,280	$ 12,577	$ 11,949	$ 39,667	$ 38,996	$ 274,924	$ 270,489
Capital expenditures	$ 2,672	$ 11,630	$ 277	$ 151	--	--	$ 38	$ 77	$ 2,987	$ 11,858

Schedule of business segments (unaudited)

For the six months ended June 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	$ 36,840	$ 36,942	$ 27,137	$ 27,577	$ 3,614	$ 4,605	--	--	$ 67,591	$ 69,125
Earnings (loss) before the undernoted	$ 10,125	$ 12,780	$ 8,996	$ 7,901	$ (465)	$ (1,382)	$ (5,460)	$ (3,161)	$ 13,196	$ 16,138
Depreciation, including loss on disposal	6,571	6,697	1,129	665	470	505	98	101	8,268	7,968
Loss on disposal of fixed assets	--	--	--	--	--	--	57	--	57	--
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	367	368	367	368
Interest expense	--	--	--	--	--	--	5,417	4,374	5,417	4,374
Interest capitalized	--	--	--	--	--	--	(2,159)	(1,569)	(2,159)	(1,569)
Interest income	--	--	--	--	--	--	(338)	(167)	(338)	(167)
Earnings (loss) before income taxes	$ 3,554	$ 6,083	$ 7,867	$ 7,236	$ (935)	$ (1,887)	$ (8,902)	$ (6,268)	$ 1,584	$ 5,164
Total assets before goodwill and intangible assets [1]	$144,910	$141,268	$ 31,447	$ 32,812	$ 5,852	$ 5,410	$ 39,667	$ 38,996	$221,876	$218,486
Goodwill and intangible assets, net of accumulated amortization [1]	41,855	40,996	4,468	4,468	6,725	6,539	--	--	53,048	52,003
Total assets [1]	$ 186,765	$182,264	$ 35,915	$ 37,280	$ 12,577	$ 11,949	$ 39,667	$ 38,996	$ 274,924	$ 270,489
Capital expenditures	$ 4,703	$ 23,132	$ 379	$ 235	--	$ 78	$ 45	$ 86	$ 5,127	$ 23,531

1.

2003 assets are at December 31st.

Management Team

David Gee

President & Chief Executive Officer

Laurie Tugman

Chief Operating Officer

Edward R. (Ted) Irwin

Chief Financial Officer

Robert  Cardell

Vice President & General Manager,

Power Generation Group

Doug Osborne

Vice President,

Western Markets Group

Brian Stasiewicz

Vice President,

Refinery Services

Judith George

Corporate Secretary

Head Office

111 Gordon Baker Road

Suite 300

Toronto, Ontario

M2H 3R1

Tel:

(416) 496-9655

Fax:

(416) 496-4155

Stock Exchange Listing

The Toronto Stock Exchange

Stock symbol: MLX

Transfer Agent and Registrar

Computershare Investor Services

100 University Avenue

11th Floor

Toronto, Ontario

M5J 2Y1

Shareholder inquiry line:

1-800-663-9097

Investor Information

Shareholders or other interested parties seeking financial information about the company are invited to call:

Edward R. (Ted) Irwin

Chief Financial Officer

(416) 496-4164

Financial Calendar 2004

Fiscal year end:  December 31

Interim reports mailed:

May, August, November

Web Site

www.marsulex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

August 17, 2004

By:

/s/ Lucio Milanovich

Lucio Milanovich

Director, Finance